OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

ZIX CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
98974P100
(CUSIP Number)
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 5, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98974P100	Page	1	of	1

1	NAMES OF REPORTING PERSONS Antonio R. Sanchez, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,098,267

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,593

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,098,267

WITH	10	SHARED DISPOSITIVE POWER

		13,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,111,860

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 7 reflects changes to the information in the Schedule 13D relating to the common stock of the issuer filed May 21, 1998, as amended by Amendment No. 1 thereto filed February 9, 1999, Amendment No. 2 thereto filed April 8, 1999, Amendment No. 3 thereto filed January 30, 2001, Amendment No. 4 thereto filed September 20, 2002, Amendment No. 5 thereto filed May 14, 2004, and Amendment No. 6 thereto filed August 10, 2005, in each case, by the reporting person with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
     “From July 17, 2006 through June 5, 2008, the reporting person acquired 455,000 shares pursuant to open market transactions using personal funds of the reporting person equal to approximately $1,152,467.42 (including commissions and other transaction costs).”

Item 5.	Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “(a)   The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting person is stated in Items 11 and 13 on the cover page hereto.
     The shares covered by this statement include: (i) 1,968,175 shares owned directly by the reporting person; (ii) 523,592 shares owned by the Partnership; (iii) 89,718 shares owned by trusts for which the reporting person serves as trustee or co-trustee; (iv) 9,375 shares owned by Maria J. Sanchez, the wife of the reporting person; and (v) 66,000 shares which may be acquired by the reporting person pursuant to Warrants.
     The reporting person has ceased to be a general partner of the Partnership. The reporting person owns and controls Sanchez Management Corporation, the current managing general partner of the Partnership.
     The reporting person is a former director of the issuer and the father of Antonio R. Sanchez III, a current director of the issuer. The shares covered by this statement exclude 755,036 shares that may be deemed to be beneficially owned by Mr. Sanchez III, including: (i) 407,000 shares owned directly by Mr. Sanchez III; (ii) 170,121 shares owned by a trust for which Mr. Sanchez III serves as co-trustee and of which the reporting person is a beneficiary; (iii) 11,037 shares which may be acquired by Mr. Sanchez III pursuant to warrants and (ii) 166,878 shares which Mr. Sanchez III has the right to acquire pursuant to stock options. The reporting person has no voting or dispositive power over shares beneficially owned by Mr. Sanchez III and disclaims beneficial ownership of such shares.
     The reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     (b)   Number of shares as to which the reporting person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.
     The reporting person may be deemed to share with Mrs. Sanchez voting and dispositive power over 9,375 of the shares covered by this statement, which are owned by Mrs. Sanchez. The information required by Item 2 of Schedule 13D and provided herein with respect to the reporting person is applicable to Mrs. Sanchez and incorporated by reference in answer to this Item.
     The reporting person may be deemed to share with Richard Stewart voting and dispositive power over 4,218 of the shares covered by this statement, which are owned by trusts for which the reporting person serves as trustee or co-trustee. Mr. Stewart’s business address is 1100 N. W. Loop 410, San Antonio, Texas 78213. Mr. Stewart’s present principal occupation is serving as the president of Sanchez Investment Properties. The principal business of Sanchez Investment Properties is real estate investment. The address of Sanchez Investment Properties is 1100 N. W. Loop 410, San Antonio, Texas 78213. During the last five years, Mr. Stewart has not been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein. Mr. Stewart is a citizen of the United States.
     (c)   Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting person are described below.

Transaction	Effecting	Shares	Shares	Price		Description
Date	Person	Acquired	Disposed	Per Share		of Transaction
May 16, 2008	Antonio R. Sanchez, Jr.	5,372	0	$2.9800	(1)	Open market purchase
May 20, 2008	Antonio R. Sanchez, Jr.	13,628	0	$2.9142	(1)	Open market purchase
May 21, 2008	Antonio R. Sanchez, Jr.	11,000	0	$2.8891	(3)	Open market purchase
May 22, 2008	Antonio R. Sanchez, Jr.	50,000	0	$2.8140	(4)	Open market purchase
June 3, 2008	Antonio R. Sanchez, Jr.	38,940	0	$2.7116	(5)	Open market purchase
June 4, 2008	Antonio R. Sanchez, Jr.	83,332	0	$2.9433	(6)	Open market purchase
June 5, 2008	Antonio R. Sanchez, Jr.	77,728	0	$3.4467	(7)	Open market purchase

(1)	Excluding commission of $537.20.

(2)	Excluding commission of $440.00.

(3)	Excluding commission of $2,000.00.

(4)	Excluding commission of $1,055.90.

(5)	Excluding commission of $2,452.71.

(6)	Excluding commission of $2,679.05.
     Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting person.
     (d)   Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock that may be deemed to be beneficially owned by the reporting person.
     (e)   The reporting person ceased to be the beneficial owner of more than five percent of the common stock of the issuer on April 5, 2006.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “On September 16, 2002, the reporting person entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the issuer and certain other investors, pursuant to which the issuer agreed to prepare and file within thirty days of the closing date a registration statement covering the resale of the shares of common stock of the issuer issuable upon the conversion or redemption of the Series A Preferred and the Series B Preferred and the exercise of certain warrants. In addition, the issuer agreed to prepare, file and seek the effectiveness of a registration statement covering the resale of up to an additional 2,000,000 shares of common stock of the issuer held by the reporting person and certain other investors named in the Registration Rights Agreement upon their request at least nine months after the date of the Securities Purchase Agreement.
     The foregoing is qualified in its entirety by reference to the Registration Rights Agreement attached hereto as Exhibit 1 and incorporated herein by reference.
     “On August 9, 2005, the reporting person entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the issuer and certain other investors, pursuant to which the issuer sold to the reporting person an aggregate of 120,000 units (the “Firm Units”) for a purchase price of $2.50 per Firm Unit, or $300,000 in the aggregate, with each Firm Unit consisting of one share of common stock of the issuer and a warrant to purchase thirty-three percent (33%) of one share of common stock at an exercise price of $3.04 per share. In addition, the Securities Purchase Agreement provides for the sale to the reporting person of an additional 80,000 units upon the same terms as the sale of the Firm Units, contingent upon receiving approval of the shareholders of the issuer as required by the Nasdaq Marketplace Rules (the “Shareholder Approval”).
     The foregoing is qualified in its entirety by reference to the Securities Purchase Agreement attached hereto as Exhibit 1 and incorporated herein by reference.
     In connection with the sale of the Firm Units, the issuer issued warrants (the “Firm Warrants”) to the reporting person to purchase in whole or in part an aggregate of 39,600 shares of common stock of the issuer at an exercise price of $3.04 per share. In addition, the issuer agreed to issue to the reporting person warrants (the “Excess Warrants” and together with the Firm Warrants, the “Warrants”) to purchase in whole or in part an aggregate of 26,400 additional shares of common stock of the issuer contingent upon receiving Shareholder Approval. The Warrants are exercisable at any time after the six-month anniversary of the issue date and prior to the five-year anniversary of the issue date. The number of shares of common stock of the issuer for which the Warrants are exercisable and the exercise price of the Warrants are subject to proportional adjustments for stock splits and similar changes affecting the common stock of the issuer.
     The foregoing is qualified in its entirety by reference to the Form of Warrant attached hereto as Exhibit 2 and incorporated herein by reference.”
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
1.	Registration Rights Agreement dated September 16, 2002 (incorporated herein by reference from Exhibit 4.3 to the Form 8-K filed by the issuer with the Securities and Exchange Commission on September 20, 2002)
2.	Securities Purchase Agreement dated August 9, 2005 (incorporated herein by reference from Exhibit 4.1 to the Form 8-K filed by the issuer with the Securities and Exchange Commission on August 9, 2005)
3.	Form of Warrant dated August 9, 2005 (incorporated herein by reference from Exhibit 4.2 to the Form 8-K filed by the issuer with the Securities and Exchange Commission on August 9, 2005)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Antonio R. Sanchez, Jr.
Date: June 13, 2008	By:	/s/ Antonio R. Sanchez, Jr.
		Name:	Antonio R. Sanchez, Jr.